UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2009

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) Alvarado Square Albuquerque, New Mexico 87158 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

 PNM Resources, Inc.
(Name of issuer)

Alvarado Square
Albuquerque, New Mexico 87158
(Address of issuer’s principal executive office)

PNM RESOURCES, INC. RETIREMENT SAVINGS PLAN

NOTE:  The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of PNM Resources, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  GRANT THORNTON LLP

Albuquerque, New Mexico
June 23, 2010

PNM Resources, Inc. Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

Investments, at fair value:
Registered investment companies	$347,382,853	$318,191,773
Collective investment trust	35,241,856	32,065,667
Participant loans	9,812,890	10,725,388
PNM Resources, Inc. Common Stock Fund	7,028,476	5,637,243

Total investments	399,466,075	366,620,071

Receivables:
Employer contributions	951,490	421,401
Participant contributions	454,747	206
Total receivables	1,406,237	421,607

Net assets available for benefits at fair value	400,872,312	367,041,678

Adjustment from fair value to contract value for
benefit-responsive collective investment trust	(761,864)	419,120

Net assets available for benefits	$400,110,448	$367,460,798

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
Additions to net assets:	December 31, 2009
Investment income:
Interest and dividend income	$9,354,986
Net appreciation in fair value of investments (Note 3)	53,480,039
Other income	7,157

Total investment income	62,842,182

Contributions:
Participants' contributions	18,041,209
Employer contributions	17,438,300

Total contributions	35,479,509

Total additions	98,321,691

Deductions from net assets:
Benefits paid to participants	65,542,001
Administrative and other expenses	28,846

Total deductions	65,570,847

Net increase in net assets available for benefits before transfers	32,750,844

Assets transferred to Optim Energy, LLC 401(k) Plan (Note 1)	(152,470)
Assets transferred from Optim Energy, LLC 401(k) Plan (Note 1)	51,276

Net assets available for benefits, beginning of year	367,460,798

Net assets available for benefits, end of year	$400,110,448

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2009 and 2008

(1)   Plan Description

The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan sponsored by the Company and covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”).  The PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan.  The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

The Plan was amended effective April 1, 2008 to include a Roth 401(k) feature available to all participants.  The Roth 401(k) vehicle was introduced as an additional deferral source for employees to diversify their retirement income from a tax perspective.

Effective January 1, 2008, the Plan was amended to comply with final regulations under Section 415 of the Internal Revenue Code (“IRC”) that were published on April 5, 2007 and permit partial withdrawals of terminated participants’ accounts.  Effective January 1, 2009, the Plan added various same-sex spouse benefits.

Eligibility

Employees of the Company and its participating affiliates may participate in the employee deferred contributions portion of the Plan as of the first payroll period after the employee completes and submits the enrollment materials.  An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Employees of the Company and its participating affiliates who do not voluntarily elect to enroll in the employee deferred contributions portion of the Plan will be automatically enrolled in the employee deferred contributions portion of the Plan on the first day of the first payroll period after the employee has received notice of automatic enrollment and has been given a reasonable period in which to make an election.  If an employee does not want to be automatically enrolled in the employee deferred contributions portion of the plan, the employee must affirmatively elect not to participate.

Contributions and Vesting

Eligible employees may contribute between 1% and 100% of compensation as defined by the Plan, limited by requirements of the IRC.  For 2009, the maximum allowable pre-tax or Roth contribution was $16,500.  The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC.  The maximum catch-up contribution, either pre-tax or Roth, for 2009 was $5,500.

If an employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant’s compensation each payroll period and contribute that amount on a before-tax basis to the participant’s account in the Plan.  All participants’ before-tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before-tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant’s contributions increased.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2009 and 2008

    The Company provides a matching contribution of 75% of the participant’s contributions up to 6% of the participant’s eligible compensation (maximum Company matching contribution of 4.5%).  The Company also makes a contribution based on the participant’s age as follows:

Under 40 years of age	3%
40 - 44 years of age	5%
45 - 49 years of age	6%
50 - 54 years of age	8%
55 years of age or older	10%

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, and Company match, the Company’s age based contribution described in the table and the rate of return on the investments.  Should an employee not participate in the matching contributions, a retirement benefit will be derived exclusively from the age based contribution made by the Company.  Should an employee take full advantage of the matching portions by contributing 6%, a retirement contribution ranging from 13.5% to 20.5% can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon.  In addition, participants are vested in the Company’s contributions to the participant’s Plan account as soon as they are made.

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s contributions and the participant’s share of the Plan’s income and expenses.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants allocate their contributions among various investment options.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance.  Amortization periods may not exceed five years.  Loans for the purchase of a primary residence may be repaid over a longer period of time, as determined by the Committee.  All loans shall be repaid with a substantially level amortization of both principal and interest in a schedule prescribed by the Committee with payments made at least quarterly.  Any loan is secured by 50% of the balance in the participant’s account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee.  Outstanding loans at December 31, 2009 have interest rates ranging from 5.75% to 10.75% and mature through June 2019.

Transfers

In early 2007, PNM Resources, Inc. and ECJV Holdings, LLC, a wholly owned subsidiary of Cascade Investment, L.L.C., formed EnergyCo, LLC. In February 2009, the name of EnergyCo, LLC was changed to Optim Energy, LLC (“Optim Energy”).  PNMR and ECJV each have a 50 percent ownership interest in Optim Energy.  A separate defined contribution plan was established to provide benefits for employees of Optim Energy.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2009 and 2008

The new defined contribution plan was originally named EnergyCo, LLC 401(k) Plan and was changed to Optim Energy, LLC 401(k) Plan in February 2009.  During 2009, Plan assets related to former PNMR employees were transferred to the Optim Energy, LLC 401(k) Plan in the amount of $152,470 and the Plan received transfers in of $51,276 as a result of employees transferring to PNMR from Optim Energy.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Income Recognition

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the exdividend date.  Capital gain distributions are included in dividend income.

Investment Valuation

Investments of the Plan are stated at fair value.  See Note 7.  Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units in the collective investment trust (“CIT”) are based upon the CIT’s target net asset value of $1 per share at year-end.  The Company stock fund is valued at its year-end unit closing price.  Purchases and sales are reflected on a trade-date basis.  Participant loans are valued at cost, which approximates fair value.

The CIT is a stable value fund that seeks to provide current and stable income while maintaining a value of $1 per share.  The CIT provides for the collective investment of assets of tax-exempt pension and profit sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts.  Contract value represents contributions made to the CIT, plus earnings, less participant withdrawals.  Participants do not have a beneficial ownership in specific underlying securities in the CIT, but have an interest therein represented by units valued as of the last business day of the period.

Risks and Uncertainties

The Plan invests in various investment securities.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

The Company and participants share in the administrative expenses of the plan, except for the administrative costs of the investment funds and loan processing fees that are all paid by the participants.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2009 and 2008

Fully Benefit-Responsive Collective Investment Trust

Under GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits presents the CIT at fair value and an adjustment to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Subsequent Events

GAAP defines subsequent events as events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Based on their nature, magnitude, and timing, certain subsequent events may be required to be reflected at the balance sheet date and/or required to be disclosed in the financial statements.  The Plan has evaluated subsequent events as required by GAAP.

(3)   Investments

The fair values of individual investments that represent five percent or more of the Plan’s net assets at year end are as follows:

	December 31,
	2009	2008

Vanguard Prime Money Market Fund	$50,606,070	$60,582,122
Vanguard PRIMECAP Fund	48,768,627	41,012,305
Vanguard Wellington Fund	47,595,975	45,423,595
Vanguard 500 Index Fund	35,289,576	30,893,553
Vanguard Retirement Savings Trust	35,241,856	32,065,667
PIMCO Total Return Fund	33,622,764	29,832,799
Vanguard Windsor II Fund	26,708,610	24,595,383
American Funds EuroPacific R5	24,719,339	18,777,585
Vanguard Target Retirement 2015	20,423,688	19,153,808

The Plan’s investments appreciated in fair value as follows:

Year Ended
December 31, 2009
Registered investment companies	$51,865,355
PNM Resources, Inc. Common Stock Fund	1,614,684

$53,480,039

The net appreciation in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

(4)   Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 31, 2009, that the Plan and the related trust are designed in accordance with applicable sections of the IRC.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2009 and 2008

(5)   Party-in-Interest

The Plan presently holds shares of the Company’s stock.  Participants are allowed to invest their accounts in the PNMR Common Stock Fund.  In addition, the Plan invests in shares of investment funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as the Trustee for only those investments as defined by the Plan.  Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

(6)  Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

(7)  Fair Value Disclosures

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Plan to the extent quoted market prices are not available.

The Plan determines the fair values of its investments based on the fair value hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  GAAP describes three levels of inputs that may be used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  The Plan’s Level 2 investments are comprised of units of ownership in the CIT.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the CIT at contract value.  Generally, the CIT allows for transfers to funds with similar investment horizons once every 90 days.  Direct transfers from the CIT to short-term funds are permitted only during January of each year.  A portion of the CIT represents fully benefit-responsive investments in traditional and alternative investment contracts.  Fair values for traditional investment contracts are based on the expected future cash flows of each contract discounted to present value.  Fair values for alternative investment contracts are based on the aggregate market values of the underlying investments.  Level 3 inputs are unobservable inputs for the asset or liability.   The Plan’s Level 3 investments represent participant loans which are measured at historical cost and approximate fair value.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2009 and 2008

    Investments measured at fair value consisted of the following types of instruments, classified according to the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
December 31, 2009
Registered investment companies:
Growth	$68,408,031	$68,408,031	$-	$-
Value	26,708,610	26,708,610	-	-
Balanced	47,595,975	47,595,975	-	-
Fixed income	33,622,764	33,622,764	-	-
Index	35,289,576	35,289,576	-	-
Target retirement	60,432,490	60,432,490	-	-
Foreign equities	24,719,338	24,719,338	-	-
Money market	50,606,069	50,606,069	-	-
Total registered investment companies	347,382,853	347,382,853	-	-
Collective investment trust	35,241,856	-	35,241,856
Participant loans	9,812,890	-	-	9,812,890
PNM Resources, Inc. Common Stock Fund	7,028,476	7,028,476	-	-
Total investments measured at fair value	$399,466,075	$354,411,329	$35,241,856	$9,812,890
December 31, 2008
Registered investment companies	$318,191,773	$318,191,773	$-	$-
Collective investment trust	32,065,667	-	32,065,667	-
Participant loans	10,725,388	-	-	10,725,388
PNM Resources, Inc. Common Stock Fund	5,637,243	5,637,243	-	-
Total investments measured at fair value	$366,620,071	$323,829,016	$32,065,667	$10,725,388
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 participant loans:

	Year Ended December 31,
	2009	2008
Balance at beginning of period	$10,725,388	$11,111,579
Issuances, repayments and settlements, net	(912,498)	(386,191)
Balance at end of period	$9,812,890	$10,725,388

(8)   New Accounting Pronouncements

Accounting Standard Update 2010-06 -- Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements

The Financial Accounting Standards Board released amended guidance related to disclosures of fair value measurements.  The update requires entities to enhance disclosures about fair value measurements, specifically:

-Further disaggregate the level presented for debt and equity securities (i.e. U.S. Treasuries, municipals, etc.)
-Disclose the amount and reason for significant transfers between fair value categories Level 1 and Level 2
-Disclose information about the purchases, sales, issuances, and settlements for items in Level 3 of the fair value measurements on a gross basis rather than net

PNM Resources, Inc. Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2009 and 2008

The enhanced disclosure will be effective in 2010 for the first two items.  The third item regarding Level 3 information will be effective in 2011.  The Plan will comply with the disclosure requirements as they become effective.

(9)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$400,110,448	$367,460,798
Adjustment from contract value for fully benefit-responsive collective investment trust	761,864	(419,120)

Net assets available for benefits per the Form 5500	$400,872,312	$367,041,678

The following is a reconciliation of the net increase (decrease) in assets before transfers per statements to the amounts reflected in the Form 5500:

Year Ended
December 31, 2009

Net increase in assets before transfers per the financial statements	$32,750,844
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust at December 31, 2009	761,864
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust at December 31, 2008	419,120

Net increase in assets before transfers per Form 5500	$33,931,828

Schedule I

PNM Resources, Inc. Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Identity of Issue		Description of Investment	Cost	Fair Value

	Vanguard Group:
*	Vanguard Prime Money Market Fund	Registered investment company	**	$ 50,606,070
*	Vanguard PRIMECAP Fund	Registered investment company	**	48,768,627
*	Vanguard Wellington Fund	Registered investment company	**	47,595,975
*	Vanguard 500 Index Fund	Registered investment company	**	35,289,576
*	Vanguard Retirement Savings Trust	Collective investment trust	**	35,241,856
*	Vanguard Windsor II Fund	Registered investment company	**	26,708,610
*	Vanguard Target Retirement 2015	Registered investment company	**	20,423,688
*	Vanguard Target Retirement 2025	Registered investment company	**	17,795,655
*	Vanguard Explorer Fund	Registered investment company	**	13,390,972
*	Vanguard Target Retirement 2035	Registered investment company	**	9,265,308
*	Vanguard Target Retirement 2045	Registered investment company	**	6,977,571
*	Vanguard Target Retirement 2005	Registered investment company	**	3,698,203
*	Vanguard Target Retirement Income	Registered investment company	**	2,272,063
	American Funds EuroPacific R5	Registered investment company	**	24,719,339
	PIMCO Total Return Fund	Registered investment company	**	33,622,764
	RS Partners	Registered investment company	**	6,248,432

*	Participant Loans	5.75% - 10.75%, maturing through June 2019	**	9,812,890

*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	7,028,476

	Total investments			$ 399,466,075

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit Number:

23.1	Consent of Grant Thornton LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Retirement Savings Plan
(Name of Plan)

Date: June 23, 2010	By:	/s/ Alice Cobb
Alice Cobb
Committee Chairperson, PNM Resources, Inc.
Benefits Governance Committee

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 23, 2010 with respect to the financial statements and supplemental schedule included in the Annual Report of PNM Resources, Inc. Retirement Savings Plan on Form 11-K for the  year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statements of PNM Resources, Inc. on Forms S-8 (File No. 333-61598, effective May 24, 2001, File No. 333-113684, effective March 17, 2004, and File No. 333-129454, effective November 4, 2005).

/s/ GRANT THORNTON LLP

Albuquerque, New Mexico
June 23, 2010